FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2003
                                14 November 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Report is incorporated by reference in the propectus contained in the Registration Statement on Form F-3 (SEC File No. 333-08246) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing US Version - 1st Quarter Results Figures released on 14 November 2003


 Consolidated Profit and Loss Account for the three months ended 30 September 2003

                                                               2003/2004                                    2002/2003
                                                                   Three                                        Three
                                                                  months                                       months
                                  Before                        ended 30                                     ended 30
                            goodwill and    Goodwill and       September                                    September
                  Notes      exceptional     exceptional            2003         Before                          2002
                                   items           items           Total       goodwill       Goodwill          Total
                                    GBPm            GBPm            GBPm           GBPm           GBPm           GBPm
                             (unaudited)     (unaudited)     (unaudited)    (unaudited)    (unaudited)    (unaudited)

  Turnover: Group                    871               -             871            744              -            744
  turnover and
  share of
  joint
  ventures'
  turnover
  Less: share                       (21)               -            (21)           (18)              -           (18)
  of joint
  ventures'
  turnover
  Group turnover    1                850               -             850            726              -            726

  Operating         2              (699)            (29)           (728)          (651)           (29)          (680)
  expenses, net

  Operating                          151            (29)             122             75           (29)             46
  profit (loss)

  Share of                             3               -               3            (1)              -            (1)
  operating
  results of
  joint
  ventures
  Write back of     3                  -              25              25              -              -              -
  provision
  against fixed
  asset
  investments,
  net
  Profit (loss)                      154             (4)             150             74           (29)             45
  on ordinary
  activities
  before
  interest and
  taxation

  Interest                             1               -               1              1              -              1
  receivable
  and similar
  income
  Interest                          (24)               -            (24)           (32)              -           (32)
  payable and
  similar
  charges
  Profit (loss)                      131             (4)             127             43           (29)             14
  on ordinary
  activities
  before
  taxation

  Tax on profit                     (37)               -            (37)           (14)              -           (14)
  (loss) on
  ordinary
  activities
  Profit (loss)                       94             (4)              90             29           (29)              -
  on ordinary
  activities
  after taxation

  Equity                                                               -                                            -
  dividends -
  paid and
  proposed
  Retained                                                            90                                            -
  profit for
  the financial
  period

  Basic                                                             4.6p                                         0.0p
  earnings
  (loss) per
  share
  Diluted                                                           4.6p                                         0.0p
  earnings
  (loss) per
  share


  Notes:


  1.   Turnover

                                  2003/2004              2002/2003
                               Three months           Three months
                         ended 30 September     ended 30 September
                                       GBPm                   GBPm
                                (unaudited)            (unaudited)

  DTH subscribers                       628                    538
  Cable subscribers                      52                     49
  Advertising                            64                     60
  Interactive                            75                     44
  Other                                  31                     35
                                        850                    726


  2.   Operating expenses, net


                                                           2003/2004                                       2002/2003
                                                        Three months                                    Three months
                                                               ended                                           ended
                             Before                     30 September         Before                     30 September
                           goodwill       Goodwill             Total       goodwill       Goodwill             Total
                               GBPm           GBPm              GBPm           GBPm           GBPm              GBPm
                         (unaudited)    (unaudited)       (unaudited)    (unaudited)    (unaudited)       (unaudited)

  Programming (i)                367              -               367            354              -               354
  Transmission and                43              -                43             38              -                38
  related functions (i)
  Marketing                       98              -                98            102              -               102
  Subscriber                      80              -                80             78              -                78
  management
  Administration                  64             29                93             58             29                87
  Betting                         47              -                47             21              -                21
                                 699             29               728            651             29               680


(i) The amounts shown are net of GBP5 million  (2002/2003  three months ended 30
September: GBP2 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP8 million (2002/2003 three months ended 30
September: GBP6 million) in respect of the provision to third party broadcasters of spare transponder capacity.



  3.   Exceptional items

Effective at 30 September 2003, the Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP8 million.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 November 2003                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary